September 9, 2019


Via E-Mail

Edward S. Horton
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

       Re:    Diana Shipping, Inc.
              Schedule TO-I filed on September 6, 2019
              File No. 5-81513

Dear Mr. Horton:

        The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our review was limited to the issues identified in our comments below. All defined terms have the same meaning as in the Offer to Exchange included as Exhibit
99(a)(1)(A) to the Schedule TO-I.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I - General

   1. Rule 13e-3 applies to any transaction "or series of transactions" that has a reasonable likelihood or purposes of producing one of the effects enumerated in Rule 13e-3(a)(3)(i).
      This is currently the fifth successive issuer tender offer conducted by Diana Shipping since November 2018. Please be aware that, while each offer has included a condition premised on the non-applicability of Rule 13e-3 to that particular offer, if a succession of transactions results in a going private effect, Rule 13e-3 may be implicated. In that case, we will analyze whether the transaction that ultimately has the going private effect as outlined in Rule 13e-3(a)(3)(i) is part of a series of transactions within the meaning of the
      Rule. If so, Schedule 13E-3 must be filed at the first step. Please confirm your
 Edward S. Horton, Esq.
Seward & Kissel LLP
September 9, 2019
Page 2


       understanding in your response letter.

Purpose of the Offer; Certain Effects of the Offer; Other Plans, page 3

   2. Given the issuer's history of conducting five successive tender offers since November
      2018, revise to specifically address its intentions regarding another offer after this one terminates. If there are no present intentions to conduct additional offers, state the basis upon which a decision to do so will be made in future, based on past practices. See Item
      1006(c) of Regulation M-A.

   3. See our last comment above. Here or in an appropriate section of the Offer to Purchase, disclose the four prior issuer tender offers Diana Shipping has conducted since November
      2018, including the dates, number of shares sought, number of shares purchased and offer price. Include the same disclosure in any future offers to purchase. See generally, Item
      1008(b) of Regulation M-A.

   4. It appears that Diana Shipping has repurchased almost 17% of its outstanding shares through issuer tender offers conducted since November 2018 (assuming full participation in this offer). Affiliates of the company own over 28% of its shares. Disclose the aggregate increase in their ownership resulting from these offers. See generally, Item
      1008(a) of Regulation M-A.

          We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.


                                                     Sincerely,

                                                     /s/ Christina Chalk

                                                     Christina Chalk
                                                     Senior Special Counsel
                                                     Office of Mergers and
Acquisitions